Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

‘Stationary storage is crucial to lithium-ion battery recycling value chain’

Li-Cycle CCO Kunal Phalpher: “Overall, we see energy storage as becoming a large market for end-of-life batteries and recycling will help ensure the sustainability of the industry from both an economical and environmental perspective.”

While much attention is paid to the need to recycle electric vehicle (EV) batteries, stationary energy storage systems are also “playing a crucial role in the big picture of battery recycling,” Li-Cycle’s chief commercial officer has said.

Li-Cycle is a commercial recycler of lithium-ion batteries, headquartered in Canada with facilities in its home country and in the US. The company announced today that it is working on cost-effectively and sustainably processing batteries from stationary energy storage systems in partnership with battery life cycle management company Renewance.

Claiming its processes, based on two-steps of mechanically shredding used battery packs and then recovering materials using hydrometallurgy, can recycle 95% of the contents of batteries, Li-Cycle already has a number of key customer agreements in place, largely in the EV space. In addition to facilities in Ontario and New York, the company recently also said it is looking to build another in Arizona, placing it on the east and west coasts of the US to be in close proximity of both battery supply and demand centres.

This includes a partnership announced in May with Ultium Cells, a joint venture (JV) of General Motors and LG Energy Solutions, as well as with mining giant Glencore and others, with Li-Cycle beginning its revenue generation in 2020 and now targeting public listing of its shares through a special purpose acquisition company (SPAC) merger.

“The electric vehicle revolution is certainly a major driver for lithium-ion battery recycling, but it’s far from being the exclusive of point of focus for the industry,” Li-Cycle chief commercial officer Kunal Phalpher told Energy-Storage.news.

“Stationary energy storage is playing a crucial role in the big picture of battery recycling, especially in the United States which is experiencing rapid growth and is in need of finding efficient methods to recycle all of the batteries stemming from facilities being decommissioned and/or upgraded.”

Volumes of batteries will start coming in mid-decade

Li-Cycle and Renewance began working together in early 2020 and today’s announcement formalises that partnership, with the pair now working on developing it solution for end-of- life stationary storage systems. While stationary energy storage for the grid began to gain traction in around 2010 and gradually picked up the pace through the last decade, there are not yet large volumes of battery packs and cells coming to the end of their expected lifetimes.

However, in early adopter markets of the US like California and the service area of PJM Interconnection — the multi-state electricity network and market operator which pioneered a pay-for-performance market for frequency regulation services in which batteries excelled — projects are already coming offline or being upgraded and their cells replaced, Phalpher said.

Renewance is a provider of software and services for battery life cycle management to energy storage companies and has already done some decommissioning, repurposing and recycling for large-scale stationary storage systems as well as running a battery take back programme. Li-Cycle’s Kunal Phalpher said that Renewance has complimentary skillsets from its experiences in stationary storage that can help his company develop comprehensive solutions for decommissioning and recycling a broader range of components than would be found in batteries for EVs or other applications like consumer electronics.

“Overall, we see energy storage as becoming a large market for end-of-life batteries and recycling will help ensure the sustainability of the industry from both an economical and environmental perspective,” Phalpher said.

Volumes of batteries from such systems will start coming onto the market from the middle of this decade, while developers, designers and other stakeholders in the industry are showing increased interest in planning for end-of-life management at the early stages of their projects, which signalled a “strong focus on a closed-loop solution,” he said.

Li-Cycle also said today that its business combination with SPAC Peridot Acquisition Corp, which will see the combined company list on the New York Stock Exchange, is now expected to happen in Q3 of this year, not the second quarter, as was originally planned.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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